SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Woolverton

Gottex Multi-Asset Endowment Master Fund
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

May 30, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,567,884.00            (a) Amount of Filing Fee: $330.74 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318.14

Form or Registration No.: SC TO-I

Filing Party: Gottex Multi-Asset Endowment Master Fund

Date Filed: May 30, 2014

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Gottex Multi-Asset Endowment Master Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on May 30, 2014 by Gottex Multi-Asset Endowment Master Fund (the "Fund") in connection with an offer by the Fund to purchase up to $2,567,884 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 30, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, on June 27, 2014.

2. The Valuation Date of the Shares tendered pursuant to the Offer was July 31, 2014.

3. The net asset value of the Shares tendered pursuant to the offer was calculated as of July 31, 2014 in the amount of $2,567,884.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares in the Fund, therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid each tendering Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by each tendering Shareholder in its Letter of Transmittal on August 15, 2014.

Gottex Multi-Asset Endowment Master Fund

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND

By:  /s/ William H. Woolverton

Name: William H. Woolverton

Title: Vice President and Secretary

September 30, 2014